UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 1-13175

VALERO ENERGY CORPORATION SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of   December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 22, 2012

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets
Investments:
Valero Energy Corporation common stock	$13,848,199	$16,534,835
Common/collective trusts	44,379,236	40,140,179
Mutual funds	12,840,996	11,999,257
Money market security	530,884	—
Total investments at fair value	71,599,315	68,674,271

Receivables:
Participant loans	6,899,010	6,552,292
Employer contributions, net of forfeitures of $858,889 and $152,808, respectively	5,402,874	5,865,443
Due from brokers for securities sold	26,812	12,724
Total receivables	12,328,696	12,430,459

Cash	76,969	66,434

Total assets reflecting all investments at fair value	84,004,980	81,171,164

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(333,339)	—

Net assets available for benefits	$83,671,641	$81,171,164

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2011	2010
Investment income (loss):
Interest income	$305,214	$336,259
Dividend income	861,048	669,583
Net appreciation (depreciation) in fair value of investments	(2,366,988)	8,945,631
Total investment income (loss)	(1,200,726)	9,951,473

Contributions:
Participant	5,233,186	4,857,131
Employer	7,751,296	7,948,422
Total contributions	12,984,482	12,805,553

Total additions	11,783,756	22,757,026

Deductions:
Withdrawals by participants	(9,232,663)	(7,740,129)
Total deductions	(9,232,663)	(7,740,129)

Asset transfers in from Valero Energy Corporation Thrift Plan	—	162,416
Asset transfers out to Valero Energy Corporation Thrift Plan	(50,616)	(841)

Net increase in net assets available for benefits	2,500,477	15,178,472

Net assets available for benefits:
Beginning of year	81,171,164	65,992,692
End of year	$83,671,641	$81,171,164

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General
The Valero Energy Corporation Savings Plan (the Plan) is a qualified profit-sharing plan covering certain of Valero Energy Corporation’s employees in the United States (U.S.). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero is the plan sponsor. Valero is a publicly held independent petroleum refining and marketing company with approximately 22,000 employees. As of December 31, 2011, Valero owned 16 refineries with a combined total throughput capacity of approximately 3.0 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and sells refined products through a network of approximately 6,800 retail and wholesale branded outlets in the U.S., Canada, the United Kingdom, Aruba, and Ireland under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, Beacon®, and Texaco®. Valero also produces ethanol and operates ten ethanol plants in the U.S. with a combined nameplate production capacity of approximately 1.1 billion gallons per year.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Bank of America, N.A. (BANA) is the trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan.

Eligibility and Participation
The following three U.S. employee groups are eligible to participate in the Plan:

•	Retail store employees (“store level”) who have completed one year of service;

•
Effective July 1, 2007, newly hired or rehired “above-the-store-level” retail organization employees are immediately eligible to participate in the Plan, other than (i) the president of the retail organization, (ii) his direct reports, and (iii) anyone in a legal counsel position for the retail organization. The “above-the-store-level” retail organization employees who are not eligible to participate in the Plan are eligible to participate in the Valero Energy Corporation Thrift Plan, another plan sponsored by Valero. The determination of “above-the-store-level” retail organization employee is made in accordance with the internal records of the retail organization; and

•	Ethanol plant employees are immediately eligible to participate in the Plan.
Participation in the Plan is voluntary.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Asset Transfers
From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from the employee groups discussed above.

Contributions
Participants can contribute up to 30 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may change their contribution percentages at any time. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6 percent of eligible compensation. Compensation excludes unused vacation pay paid to former employees following a separation from service. Compensation includes compensation paid by the later of (i) 2½ months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the compensation would have been paid to the employee during his employment. Effective January 1, 2010, a participant’s bonus award is excluded from eligible compensation unless the participant affirmatively elects to include the bonus as part of compensation. Effective December 1, 2010, eligible compensation does not include annual performance bonus payments.

Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2011 and 2010, rollover contributions totaled $200,010 and $428,044, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $16,500 for each of the years ended December 31, 2011 and 2010. Participants who attained or were over age 50 before the end of the year were eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2011 and 2010.

Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2011 and 2010, the Administrative Committee approved profit-sharing contributions totaling $6,261,763 and $6,018,251, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2011 and 2010 were received by the Plan in February 2012 and 2011, respectively.

All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting
Participants are vested 100 percent in their participant account at all times. Participants vest in their employer account at the rate of 20 percent per year and are 100 percent vested after five years of continuous service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Active participants vest 100 percent in any profit-sharing contributions after completion of three years of service. A participant will be vested in 100 percent of his account balance upon his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service date and the date of reemployment is generally included in continuous service for vesting purposes.

An employee is deemed to have incurred a break in service in any plan year in which an employee terminates with less than 501 hours of service. Effective January 1, 2010 for “above-the-store-level” retail organization employees, and effective January 1, 2011 for all other employees, if an employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service.

Forfeitures
In the event a participant terminates before becoming 100 percent vested in the employer contributions, the nonvested employer contribution amounts held in the participant’s account will be forfeited upon distribution. If the terminated participant receives a distribution from the vested portion of his account and subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the nonvested portion of his account.

Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions for the years ended December 31, 2011 and 2010 were reduced by $858,889 and $152,808, respectively, from forfeited nonvested accounts.

Investment Options
Participants direct the investment of 100 percent of their participant contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, mutual funds, and a money market security.

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

In November 2011, BANA announced that the Merrill Lynch Equity Index Trust would be discontinued. As a result, the Administrative Committee has selected the SSgA S&P 500 Index Fund, a collective trust managed by State Street Global Advisors, to replace the Merrill Lynch Equity Index Trust as an investment option in the Plan, effective March 22, 2012.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Effective January 1, 2012, if a participant wishes to transfer assets from the Federated Capital Preservation Fund to the money market security, then the proceeds from the sale of the Federated Capital Preservation Fund will be transferred into another of the Plan’s investment options for 90 days before purchasing shares of the money market security.

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	one withdrawal during any six-month period from a participant’s frozen after-tax account and rollover contribution account with no suspension of future contributions;

•
upon completion of five years of employment, one withdrawal from a participant’s after-tax account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59½, one withdrawal during any six-month period from a participant’s account and employer account; or

•
upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s account and the vested portion of the employer account, but, for withdrawals of pre-tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Plan for a period of at least six months.

Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2011, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2012 to December 2026. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding under the Plan at any time.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. For the years ended December 31, 2011 and 2010, Valero paid $15,162 and $12,357, respectively. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees and redemption fees, are deducted from the respective participant’s account and are included in withdrawals by participants.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Management has evaluated events that occurred after December 31, 2011 through the date these financial statements were available to be issued on June 22, 2012. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Reclassifications
Certain amounts previously reported in our annual report on Form 11-K for the year ended December 31, 2010 have been reclassified to conform to the 2011 presentation.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.

In May 2011, the provisions of Accounting Standards Codification Topic 820, “Fair Value Measurement,” were amended to clarify the application of existing fair value measurement requirements and to change certain fair value measurement and disclosure requirements. Amendments that change measurement and disclosure requirements relate to (i) fair value measurement of financial instruments that are managed within a portfolio, (ii) application of premiums and discounts in a fair value measurement, and (iii) additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy. These provisions are effective for the first interim or annual period beginning after December 15, 2011. The adoption of this guidance effective January 1, 2012 will not affect the Plan’s net assets available for benefits and changes in net assets available for benefits, but may result in additional disclosures.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

3.	INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2011	2010
Valero Energy Corporation common stock	$13,848,199	$16,534,835
Retirement Preservation Trust*	—	15,344,443
Federated Capital Preservation Trust (contract value of $15,336,064 and $-, respectively)*	15,669,403	—
LifePath Index 2025 Fund**	4,324,397	3,559,648
_________________
* In February 2011, the Retirement Preservation Trust was replaced by the Federated Capital Preservation Trust.
** As of December 31, 2010, this investment was less than 5 percent of the Plan’s net assets available for benefits but is shown in this table for comparative purposes only.

The Plan’s investment in shares of Valero common stock represents 19.3 percent and 24.1 percent of total investments at fair value as of December 31, 2011 and 2010, respectively. The closing price for Valero common stock was $21.05 and $23.12 on December 31, 2011 and 2010, respectively. As of June 21, 2012, the closing price for Valero common stock was $22.99.

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2011	2010
Valero Energy Corporation common stock	$(1,231,907)	$4,722,538
Common/collective trusts	(335,982)	3,100,145
Mutual funds	(799,099)	1,122,948
Net appreciation (depreciation) in fair value of investments	$(2,366,988)	$8,945,631

For the years ended December 31, 2011 and 2010, dividend income included $200,101 and $149,203, respectively, of dividends paid on Valero common stock.

Through October 6, 2010, the Retirement Preservation Trust was invested in fully benefit-responsive contracts and reported at contract value. Effective October 6, 2010, the trustee of the Retirement Preservation Trust approved a resolution to terminate the Retirement Preservation Trust and commence liquidation of its assets, changing it from a stable value fund measured at contract value to a short-term bond fund measured at fair value. Effective February 19, 2011, the Plan transferred all balances in the Retirement Preservation Trust to the Federated Capital Preservation Fund, a collective trust, which is invested in fully benefit-responsive contracts and reported at contract value.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2011, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

4.	FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Valero Energy Corporation common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. The fair value of the Plan’s investments in the LifePath Index Funds, the KeyBank Employee Benefit Small Cap Value Trust, and the Merrill Lynch Equity Index Trust are based on the fair values of the underlying assets. The fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuers using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2011 and 2010.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2011
Valero Energy Corporation common stock	$13,848,199	$—	$—	$13,848,199
Common/collective trusts:
LifePath Index Funds	—	26,392,292	—	26,392,292
KeyBank Employee Benefit Small Cap Value Trust	—	247,429	—	247,429
Merrill Lynch Equity Index Trust	—	2,070,112	—	2,070,112
Federated Capital Preservation Fund	—	15,669,403	—	15,669,403
Mutual funds:
Foreign funds	2,013,056	—	—	2,013,056
Large-cap funds	6,896,292	—	—	6,896,292
Mid-cap funds	890,597	—	—	890,597
Small-cap funds	800,286	—	—	800,286
Bond funds	2,240,765	—	—	2,240,765
Money market security:
Retirement Bank Account	530,884	—	—	530,884
Investments at fair value	$27,220,079	$44,379,236	$—	$71,599,315

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2010
Valero Energy Corporation common stock	$16,534,835	$—	$—	$16,534,835
Common/collective trusts:
LifePath Index Funds	—	22,614,773	—	22,614,773
KeyBank Employee Benefit Small Cap Value Trust	—	237,828	—	237,828
Merrill Lynch Equity Index Trust	—	1,943,135	—	1,943,135
Retirement Preservation Trust	—	15,344,443	—	15,344,443
Mutual funds:
Foreign funds	2,012,879	—	—	2,012,879
Large-cap funds	6,829,257	—	—	6,829,257
Mid-cap funds	765,843	—	—	765,843
Small-cap funds	659,998	—	—	659,998
Bond funds	1,731,280	—	—	1,731,280
Investments at fair value	$28,534,092	$40,140,179	$—	$68,674,271

During the years ended December 31, 2011 and 2010, there were no transfers between assets classified as Level 1 and Level 2.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by an affiliate of BANA, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest with respect to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated May 25, 2011, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt. As of December 31, 2011 and 2010, there were no unrecognized tax benefits. The Plan sponsor believes the Plan is not subject to tax examinations for plan years prior to 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$83,671,641	$81,171,164
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	333,339	—
Amounts allocated to withdrawing participants	(57,608)	(47,183)
Deemed distributions of participant loans	(112,797)	(173,367)
Net assets available for benefits per the Form 5500	$83,834,575	$80,950,614

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2011	2010
Withdrawals by participants per the financial statements	$9,232,663	$7,740,129
Amounts allocated to withdrawing participants as of end of year	57,608	47,183
Amounts allocated to withdrawing participants as of beginning of year	(47,183)	(70,547)
Benefits paid to participants per the Form 5500	$9,243,088	$7,716,765

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2011	2010
Investment income (loss) per the financial statements	$(1,200,726)	$9,951,473
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	333,339	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	—	1,023,777
Investment income (loss) per the Form 5500	$(867,387)	$10,975,250

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2011	2010
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	112,797	173,367
Deemed distributions of participant loans as of beginning of year	(173,367)	(152,486)
Deemed distributions of participant loans per the Form 5500	$(60,570)	$20,881

VALERO ENERGY CORPORATION SAVINGS PLAN
EIN: 74-1828067
Plan No. 003

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2011

	Identity of Issue/Description of Investment	Current Value
	Common stock:
*	Valero Energy Corporation	$13,848,199
	Common/collective trusts:
	Federated Capital Preservation Fund	15,669,403
	KeyBank Employee Benefit Small Cap Value Trust	247,429
	LifePath Index 2015 Fund	2,739,274
	LifePath Index 2020 Fund	3,162,288
	LifePath Index 2025 Fund	4,324,397
	LifePath Index 2030 Fund	3,965,192
	LifePath Index 2035 Fund	3,082,905
	LifePath Index 2040 Fund	2,541,149
	LifePath Index 2045 Fund	2,391,543
	LifePath Index 2050 Fund	3,020,072
	LifePath Index 2055 Fund	306,114
	LifePath Index Retirement Fund	859,358
*	Merrill Lynch Equity Index Trust	2,070,112
	Total common/collective trusts	44,379,236
	Mutual funds:
	American Funds EuroPacific Growth Fund	2,013,056
	American Funds Growth Fund of America	1,361,355
	BlackRock Basic Value Fund, Inc.	2,830,751
	BlackRock Small Cap Growth Equity Portfolio	800,286
	Pioneer Bond Fund	2,240,765
	Vanguard Mid-Cap Index Fund (Investor Class)	890,597
	Vanguard PRIMECAP Fund (Admiral Class)	2,704,186
	Total mutual funds	12,840,996
	Money market security:
*	Retirement Bank Account	530,884
*	Participant loans (interest rates range from 4.25% to 10.5%; maturity dates range from January 2012 to December 2026)	6,899,010
		$78,498,325
_________________________________
* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION SAVINGS PLAN

	By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President and Treasurer, Valero Energy Corporation

Date: June 22, 2012